LAZARD ASSET MANAGEMENT SECURITIES LLC

(SEC I.D. No. 8-66201)

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT
REGISTERED PUBLIC
ACCOUNTING FIRM

* * * * * *

This report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

OMB APPROVAL
OMB Number: 3235-0123
Expires: November 30, 2026
Estimated average burden
hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66201

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12 and 18a-7 under the
Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___January 1, 2025___ AND ENDING ___December 31, 2025___
                                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lazard Asset Management Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

  X   Broker-dealer   Security -based swap dealer   Major security-based swap participant
          Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Rockefeller Plaza
(No. and Street)

New York	New York	10112
(City)	(State)	(Zip Code)

PERSON TO CONTACT IN REGARD TO THIS FILING

Robert M. Massaroni	212-632-2654
(Name)	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

  Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB (if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e) (1) (ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Robert M. Massaroni, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lazard Asset Management Securities LLC, as of December 31, 2025, is true and correct. I further affirm that neither the Company nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Robert M. Massaroni
Financial and Operations Principal

Subscribed and sworn to before me this 25th day of February 2026.

Notary Public

LISA DREW
NOTARY PUBLIC-STATE OF NEW YORK
No. 01DR6441936
Qualified in Queens County
My Commission Expires 10-03-2026

This filing** contains (check all applicable boxes):

(x)	(a)	Statement of Financial Condition.
( )	(b)	Notes to Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in § 210.1-02 of Regulation S-X).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Member's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x)	(g)	Notes to Financial Statements.
(x)	(h)	Computation of Net Capital Under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
( )	(i)	Computation of Tangible Net Worth Under 17 CFR 240.18a-2.
(x)	(j)	Computation for Determination of Customer Reserve Requirements Pursuant to Exhibit A to 17 CFR 240.15c3-3.
( )	(k)	Computation for Determination of Security-Based Swap Reserve Requirements Pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
( )	(l)	Computation for Determination of PAB Requirements Under Exhibit A to § 240.15c3-3.
(x)	(m)	Information Relating to Possession or Control Requirements for Customers Under 17 CFR 240.15c3-3.
( )	(n)	Information Relating to Possession or Control Requirements for Security-Based Swap Customers Under 17 CFR 240.15c3-3(p) (2) or 17 CFR 240.18a-4, as applicable.
(x)	(o)	Reconciliations, including appropriate explanations, of the FOCUS Report with Computation of Net Capital or Tangible Net Worth Under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the Reserve Requirements Under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
( )	(p)	Summary of financial data for subsidiaries not consolidated in the Statement of Financial Condition.
(x)	(q)	Oath or Affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
( )	(r)	Compliance Report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
(x)	(s)	Exemption Report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
( )	(t)	Independent Public Accountant's Report based on an examination of the Statement of Financial Condition.
(x)	(u)	Independent Public Accountant's Report based on an examination of the Financial Report or Financial Statements Under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
( )	(v)	Independent public accountant's report based on an examination of certain statements in the Compliance Report Under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
(x)	(w)	Independent Public Accountant's Report based on a review of the Exemption Report Under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
( )	(x)	Supplemental Reports on Applying Agreed-Upon Procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
( )	(y)	Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
( )	(z)	Other:_____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Committee of Lazard Asset Management LLC and the Sole Member of Lazard Asset Management Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lazard Asset Management Securities LLC (the "Company") as of December 31, 2025, and the related statements of income, cash flows, and changes in member's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The accompanying supplemental schedules on pages 13 and 14 (collectively "the supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 25, 2026

We have served as the Company's auditor since 2004.

LAZARD ASSET MANAGEMENT SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS	
Cash	$ 2,197,034
Prepaid expenses	513,644
Distribution fees receivable	290,870
Clearing broker deposit	100,000
Receivable from parent, net	80,589
Receivable from broker/dealer	6,480
TOTAL ASSETS	$ 3,188,617
LIABILITIES AND MEMBER’S EQUITY	
LIABILITIES:	
Distribution fees payable	$ 555,367
Accrued expenses	38,376
TOTAL LIABILITIES	593,743
MEMBER’S EQUITY	2,594,874
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,188,617

See notes to financial statements

LAZARD ASSET MANAGEMENT SECURITIES LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUE:	
Distribution fees	$ 3,683,601
Reimbursement from parent	1,057,830
Commissions and interest	7,516
Reimbursement from customers for out of pocket expenses	4,894
Total revenue	4,753,841
EXPENSES:	
Distribution fees	3,597,420
Registration fees	706,375
Professional fees	164,969
Custody and clearing fees	105,425
Parent company allocation	87,074
Other	798
Total expenses	4,662,061
NET INCOME	$ 91,780

See notes to financial statements

Confidential

LAZARD ASSET MANAGEMENT SECURITIES LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 91,780
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Prepaid expenses	(44,242)
Distribution fees receivable	20,581
Receivable from parent, net	669
Receivable from broker/dealer	(2,541)
Increase (decrease) in operating liabilities:	
Distribution fees payable	61,919
Accrued expenses	38
Net cash provided by operating activities	128,204

CASH FLOWS FROM FINANCING ACTIVITIES:

Distribution to parent	(2,000,000)
Net cash used in financing activities	(2,000,000)
NET DECREASE IN CASH	(1,871,796)
CASH — December 31, 2024	4,068,830
CASH — December 31, 2025	$ 2,197,034

See notes to financial statements

Confidential

LAZARD ASSET MANAGEMENT SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

BALANCE — December 31, 2024	$ 4,503,094
Net income	91,780
Distribution to parent	(2,000,000)
BALANCE — December 31, 2025	$ 2,594,874

See notes to financial statements

LAZARD ASSET MANAGEMENT SECURITIES LLC

1. **ORGANIZATION**

Lazard Asset Management Securities LLC (the "Company") was organized in the state of Delaware as a limited liability company on May 1, 2003 and commenced operations on April 1, 2004. The Company is a wholly-owned subsidiary of Lazard Asset Management LLC (the "Parent"), a wholly-owned subsidiary of Lazard Frères & Co. LLC. The Parent is the sole member of the Company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the National Futures Association ("NFA") and is registered with the Commodities and Futures Trading Commission ("CFTC") as an Introducing Broker. The Company acts primarily as a distributor of the Parent's mutual funds and as a placement agent for the Parent's private investment funds. The Company also acts as introducing broker on behalf of certain customer accounts through a fully disclosed clearing agreement with Pershing LLC ("Pershing").

2. **SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation — The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Estimates, by their nature, are based on judgment and available information. Actual results could differ from the estimates.

Accounting estimates reflected in the financial statements include accruals for distribution fees, professional fees, and expenses allocated from the Parent.

Cash — The Company maintains substantially all cash at one major financial institution, which exceeds the FDIC insured amount.

Clearing broker deposit — The Company maintains a balance on deposit as required by the fully disclosed clearing agreement with Pershing.

Prepaid Expenses — Prepaid expenses primarily consist of regulatory registration fees. Such expenses are amortized over a fixed period of time as the benefit is received.

Receivable from Broker/Dealer — Receivable from broker/dealer includes amounts receivable from Pershing for commissions and clearing.

Distribution Fees — Pursuant to distribution agreements, the Company acts as the principal underwriter for the open class shares of the portfolios of The Lazard Funds, Inc., and service class shares of the portfolios of Lazard Retirement Series, Inc. (collectively, the "Funds"). The Company

earns distribution fee revenue equal to 0.25% of the average daily net assets of the Funds. Distribution fee revenue is earned daily and is recorded gross of any third-party distribution fee expense for applicable share classes.

Distribution fee agreements include a single performance obligation that is satisfied at a point in time when an investor purchases shares in the Funds. Additionally, distribution fees represent variable consideration, as fees are based on average assets under management which fluctuate daily.

Distribution fees receivable and distribution fees payable represent those fees which are receivable from the Funds and those fees which are payable to third party brokers as of December 31, 2025, respectively.

Reimbursement from Customers for Out of Pocket Expenses — The Company is reimbursed by its customers for out of pocket expenses that are paid to Pershing on their behalf.

Commission Revenue — The Company earns commission revenue related to the purchase or sale of securities on behalf of its customers. Commission revenue is recognized on a trade date basis. Commissions are settled on a monthly basis.

Fair Value of Financial Assets and Liabilities — Financial assets and liabilities, such as cash, clearing broker deposit and receivables are recorded at fair value or carrying amounts that approximate fair value.

3.   **RECENT ACCOUNTING DEVELOPMENTS**

Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses — In November 2024, the FASB issued an accounting standard update to require additional information about the types of expenses in commonly presented expense captions. The amendments are effective for annual periods beginning after December 15, 2026, and subsequent interim periods, with early adoption permitted. The amendments shall be applied either prospectively or retrospectively. The Company is currently evaluating the new guidance.

4.   **INCOME TAXES**

As a single member LLC, the Company is a disregarded entity for U.S. federal, state, and local income tax purposes. Accordingly, there is no provision for income taxes in the accompanying financial statements.

The Company recognizes the tax benefits of any uncertain tax positions only when the position is "more likely than not" to be sustained assuming examination by tax authorities, including resolutions of any related appeals or litigation processes, based on the technical merits. The Company reviews and evaluates tax positions in its major jurisdictions (where the Company is organized or registered to do business) and determines whether there are uncertain tax positions that require financial statement

recognition. The Company's accounting policy provides that interest and penalties related to income taxes are to be included in income tax expense. As of December 31, 2025, no reserves for uncertain tax positions were required to be recorded.

5.   NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and, as such, must comply with the rules and regulations thereunder. Pursuant to the net capital provisions of Rule 15c3-1 under the Act, the Company is required to maintain minimum net capital equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness. In addition, the ratio of aggregate indebtedness to net capital may not exceed 15:1. As of December 31, 2025, the Company's net capital and minimum net capital required were $1,709,771 and $50,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0.35:1 as of December 31, 2025.

The Company has entered into an agreement with Pershing, its clearing broker, which allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of a correspondent (commonly referred to as a "PAIB") and to permit the correspondent to use PAIB in its capital computations.

During the year ended December 31, 2025, the Company made a capital distribution of $2,000,000 to its Parent. The Company evaluated its regulatory capital position prior to the distribution to ensure continued compliance with all regulatory requirements.

6.   CUSTODY AND CLEARING FEES

Pershing acts as the clearing broker on behalf of the Company's customers' accounts through a fully disclosed clearing agreement with the Company. Pershing is responsible for carrying and clearing transactions, executing orders for the purchase or sale of securities, and monitoring customer accounts to ensure they comply with applicable rules and requirements. For the year ended December 31, 2025, custody and clearing fees relating to such services were $103,506 and $1,919, respectively.

The Company does not hold customer securities or customer funds.

7.   RELATED PARTY TRANSACTIONS

Parent Company Allocation — The Company receives services from its Parent, which provides the use of its employees, facilities and other assets. Expenses incurred by the Parent that are directly related to the Company's distribution activities are specifically allocated to the Company, and other shared costs such as employees, facilities, and other assets are allocated to the Company based on revenue of the Company as compared to the Parent, in accordance with agreements. During 2025, the Company's allocated share of such costs was $87,074.

Reimbursement From Parent — The Company and Parent have a Services Agreement whereby the Company will provide certain services to the Parent and is reimbursed a fee equal to the amount of

expense incurred to perform such services. The reimbursement represents variable consideration as it is based on various expenses over the life of the Services Agreement. As there is one performance obligation identified in the contract, there is no allocation of transaction price as all services provided by the Company for the Parent are based on the expenses incurred.

The reimbursement is inclusive of all expenses with the exception of distribution fees, clearing expenses and expenses that are otherwise being reimbursed by its customers. The Company recognizes revenue for the reimbursement from its Parent over time as services are provided to the Parent. For the year ended December 31, 2025, the reimbursement from Parent was $1,057,830. As of December 31, 2025, the Company's receivable from parent related to such reimbursement was $80,589.

Distribution Fees — The Company serves as distributor for certain affiliated investment companies and earns distribution fee revenue for providing such services. Distribution fees earned relating to such services are described in Note 2 to the financial statements. The Company's distribution fees receivable as of December 31, 2025 was $290,870.

8. SEGMENT REPORTING

The Company operates as a single reportable segment, broker-dealer. The broker-dealer segment primarily engages in the distribution of the Parent's mutual funds and acts as a placement agent for the Parent's private investment funds. The broker-dealer also acts as introducing broker on behalf of certain customer accounts. The Company has identified its Chief Executive Officer as its Chief Operating Decision Maker (CODM), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends to the Parent. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The Company's net income as reported on the accompanying statement of income is its measure of segment profit and total assets as reported on the accompanying statement of financial condition is its measure of segment assets. Similarly, there is no measure of the Company's significant expenses included within net income at a more disaggregated level than the expenses reported on the accompanying statement of income that are reviewed on a regular basis by the CODM. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

9. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date of issuance of these financial statements. Based on such evaluation, no events were discovered that required disclosure or adjustment to the financial statements.

****

SUPPLEMENTAL SCHEDULES

LAZARD ASSET MANAGEMENT SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER 17 CFR 240.15C3-1
DECEMBER 31, 2025

MEMBER'S EQUITY	$	2,594,874
LESS NON-ALLOWABLE ASSETS:		
Prepaid expenses		513,644
Distribution fees receivable		290,870
Receivable from parent, net		80,589
NET CAPITAL	$	1,709,771
AGGREGATE INDEBTEDNESS	$	593,743
MINIMUM NET CAPITAL REQUIRED	$	50,000
(the greater of $50,000 or 6 2/3% of aggregate indebtedness)		
EXCESS NET CAPITAL	$	1,659,771
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.35:1

Note: There are no differences between this computation of Net Capital and the computation included in the unaudited FOCUS Form X-17A Part II as of December 31, 2025, filed by the Company on January 27, 2026.

Confidential

LAZARD ASSET MANAGEMENT SECURITIES LLC

COMPUTATION FOR DETERMINATION OF CUSTOMER RESERVE REQUIREMENTS PURSUANT TO EXHIBIT A TO 17 CFR 240.15C3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR CUSTOMERS UNDER 17 CFR 240.15C3-3
DECEMBER 31, 2025

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business activities are limited to (1) serving as placement agent for private investment funds; (2) distributing shares of and acting as principal underwriter (as such term is defined in the Investment Company Act of 1940, as amended the "1940 Act") to investment companies registered under the 1940 Act, and whose shares are registered under the Securities Act of 1933; and those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.